September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (415) 975-6871

Richard M. Kovacevich
Chief Executive Officer
Wells Fargo & Co.
420 Montgomery Street
San Francisco, CA 94163

> **Re: Wells Fargo & Co.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 01-2979**

Dear Mr. Kovacevich:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 37

1. Disclose the quantitative performance targets which the Committee uses to determine the size of awards under your incentive compensation programs. Also, discuss any material changes to your performance targets determined during the Committee's meetings early in the new fiscal year. Revise your disclosure to discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(1)(v) and 402(b)(2)(v). If you did not include performance targets because you concluded that their disclosure would cause competitive harm to Wells Fargo, please provide the staff with your confidentiality analysis. Also, for any excluded targets revise your disclosure to provide the discussion of the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

2. Your disclosure suggests that individual performance was a significant factor considered by the Committee in awarding cash incentive compensation and determining annual equity grants. Please discuss and analyze how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K.

3. In your discussion of pay for performance on page 38, you indicate that your pay targets are set so that the named executives would receive compensation in the top quartile of comparable compensation if performance is "close to or in" the top quartile and would receive compensation in the median of comparable compensation if performance is "approximately" at the median. Please clarify these terms and provide more specificity in the targets and deviations from the targets. Also, disclose actual compensation and its resulting percentile rank among the peer group. If the resulting percentile was materially different from the targeted percentile, please discuss the factors which resulted in the divergence from the target relationship.

4. Please, provide a clear discussion of how Committee chose to awarded "off cycle" or special grants of equity compensation. It appears that the Committee awarded options in 2006 outside the regular equity awards calendar to "recognize…increased operational and business line responsibilities." Also, explain how the Committed determined the amount of equity compensation that was awarded to the named executives. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii and iv) of Regulation S-K.

Potential Post-Employment Payments, page 75

5. The discussion in this section appears to concentrate on payments which the named executives might receive in the event that they retire from Wells Fargo. Revise your disclosure to specifically address whether there are any agreements which would provide for payments or other benefits if the named executives left Wells Fargo for other reasons, including termination, with or without cause, constructive termination or payments due upon a change of control. If your executives are entitled to any such payments, describe the situations which would give rise to the payments and quantify the amounts. Furthermore, please discuss any changes to option vesting schedules which would occur in the event of termination or as a result of a change of control. Please refer to Item 402(j) of Regulation S-K.

6. Discuss and quantify the amounts which the named executives would be entitled to receive under the Wells Fargo & Co. Salary Continuation Pay Plan. Please refer to Item 402(j)(2).

Information About Related Persons, page 81

7. Provide information required by Item 404(a)(5) of S-K with regards to the relocation loans.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Richard Levy
       Controller